UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-227649).

EXHIBITS

Pricing Agreement, dated May 4, 2020 (incorporating the Underwriting Agreement—Standard Provisions dated October 1, 2018) among América Móvil, S.A.B. de C.V., as Issuer, and BofA Securities, Inc., J.P. Morgan Securities LLC, BBVA Securities Inc., BNP Paribas Securities Corp. and Morgan Stanley & Co. LLC, as Underwriters.	Exhibit 1.1

Fourth Supplemental Indenture, dated as of May 7, 2020, among América Móvil, S.A.B. de C.V., as Issuer, Citibank, N.A., as trustee, registrar and transfer agent, and Citibank, N.A., London Branch, as paying and authenticating agent, relating to the 2.875% Senior Notes due 2030.	Exhibit 4.1

Specimen of Global Notes representing the 2.875% Senior Notes due 2030.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated May 7, 2020.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated May 7, 2020.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2020

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel